Exhibit 99.1

CNFinance Announces First Half of 2025

Unaudited Financial Results

GUANGZHOU, China, August 28, 2025 /PRNewswire/ -- CNFinance Holdings Limited (NYSE: CNF) (“CNFinance” or the “Company”), a leading home equity loan service provider in China, today announced its unaudited financial results for the first half of 2025 ended June 30, 2025.

“Given the current economic climate and real estate market conditions, we have strategically reduced new loan issuance to focus on managing existing portfolio quality. This has resulted in significantly lower loan origination volume and interest income compared to the same period last year, with our loan balance as of June 30, 2025 also showing a decline from June 2024 levels. Correspondingly, we've achieved meaningful reductions in interest costs while making progress in operational efficiency - notably decreasing both compensation expenses and lease costs year-over-year through disciplined cost management initiatives.

While actively managing our existing portfolio, we are simultaneously introducing new market-driven products to optimize growth. Since the beginning of this year, we have established partnerships with supply chain finance firms by providing operational capital, with current business volume exceeding RMB 100 million.

In summary, amid current challenging conditions, we remain committed to reducing non-performing ratios while actively exploring new growth to sustain shareholder value in the future.” Commented Mr. Zhai Bin, Chairman and CEO of CNFinance.

First Half of 2025 Financial Results

Total interest and fees income decreased by 55.1% to RMB415.7 million (US$58.0 million) for the first half of 2025 from RMB926.5 million in the same period of 2024.

Interest and financing service fees on loans decreased by 54.4% to RMB380.2 million (US$53.1 million) for the first half of 2025 from RMB834.1 million in the same period of 2024, primarily attributable to the decrease of average daily outstanding loan principal in the first half of 2025 as compared to the same period of 2024.

Interest income charged to sales partners, representing fee charged to sales partners who choose to repurchase default loans in installments, decreased by 60.8% to RMB32.6 million (US$4.5 million) for the first half of 2025 from RMB83.1 million in the same period of 2024, primarily attributable to a decrease in the loans that were repurchased by the sales partners in installments.

Interest on deposits with banks decreased by 68.8% to RMB2.9 million (US$0.4 million) for the first half of 2025 from RMB9.3 million in the same period of 2024, primarily due to decreased average daily balance of time deposits.

Total interest and fees expenses decreased by 32.4% to RMB271.7 million (US$37.9 million) in the first half of 2025 from RMB401.7 million in the same period in 2024.The decrease in total interest and fees expenses was mainly due to the decrease in average daily balance of interest-bearing borrowings.

Net interest and fees income was RMB144.0 million (US$20.1 million) for the first half of 2025, as compared to RMB524.8 million in the same period of 2024.

Net revenue under the commercial bank partnership model, representing fees charged to commercial banks for services including introducing borrowers, initial credit assessment, facilitating loans from the banks to the borrower and providing technical assistance to the borrower and banks, net of fees paid to third-party insurance company and commissions paid to sales channels, was RMB1.9 million (US$0.3 million) for the first half of 2025 as compared to RMB58.4 million in the same period of 2024. The decrease was mainly due to the Company’s strategic shift from facilitating new loans under commercial bank partnership to disposing non-performing loans.

Collaboration cost for sales partners decreased by 69.3% to RMB48.9 million (US$6.8 million) for the first half of 2025 from RMB159.2 million in the same period of 2024 due to the decrease in new loans facilitated.

Net interest and fees income after collaboration cost decreased by 77.1% to RMB96.9 million (US$13.5 million) for the first half of 2025 from RMB424.0 million in the same period of 2024.

Provision for credit losses representing provision for credit losses under the trust lending model and the expected credit losses of guarantee under the commercial bank partnership model in relation to certain financial guarantee arrangements the Company entered into with a third-party guarantor, who provides guarantee services to commercial bank partners, decreased by 81.7% to RMB31.2 million (US$4.4 million) for the first half of 2025 from RMB170.8 million in the same period in 2024. The decrease was mainly due to the decrease in outstanding loan principal as well as the Company’s effort to dispose non-performing loans.

Realized gains/(losses) on sales of investments, net representing realized gains from the sales of investment securities, were losses of RMB4.1 million (US$0.6 million), compared to gains of RMB1.2 million for the same period of 2024.

Other gains, net were RMB8.9 million (US$1.2 million) for the half of 2025 as compared to gains of RMB11.1 million in the same period of 2024.

Total operating expenses decreased by 50.5% to RMB101.4 million (US$14.2 million) in the first half of 2025, compared with RMB204.7 million in the same period of 2024.

Employee compensation and benefits decreased by 39.2% to RMB52.9 million (US$7.4 million) in the first half of 2025 as compared to RMB86.9 million in the same period in 2024. The Company implemented workforce restructuring to optimize operational efficiency and achieve sustainable cost reduction.

Taxes and surcharges decreased by 43.2% to RMB6.8 million (US$1.0 million) in the first half of 2025 from RMB12.0 million in the same period of 2024, primarily attributable to the decrease of “service fees charged to trust plans” which is a non-deductible item in value added tax (“VAT”). According to the PRC tax regulations, “service fees charged to trust plans” incur a 6% VAT on the subsidiary level, but are not recorded as an input VAT on a consolidated trust plan level. “Service fees charged to trust plans” decreased in the first half of 2025 compared to the same period of 2024. Since the Company has strengthened its collaboration with a third-party asset management company in post-loan services, a portion of service fees were paid to such asset management company directly by the trust plans.

Operating lease cost decreased by 52.9% to RMB4.1 million (US$0.6 million) for the first half of 2025 as compared to RMB8.8 million for the same period of 2024.

Other expenses decreased by 61.2% to RMB37.6 million (US$5.2 million) in the first half of 2025 from RMB97.0 million in the same period of 2024, primarily due to the decrease in fees paid to third-party channeling companies for introducing borrowers.

Income tax benefit was RMB11.1 million (US$1.5 million) in the first half of 2025, as compared to income tax expense of RMB11.0 million in the same period of 2024.

Effective tax rate was 21.5% in the first half of 2025 as compared to 18.7% in the same period of 2024.

Net loss was RMB40.4 million (US$5.6 million) in the first half of 2025, as compared to net income of RMB47.9 million in the same period of 2024.

Basic and diluted earnings per ADS were RMB(0.59) (US$(0.08)) and RMB(0.63) (US$(0.09)), respectively, in the first half of 2025, compared to RMB0.70 and RMB0.70, respectively, in the same period of 2024.

As of June 30, 2025, the Company had cash and cash equivalents and restricted cash of RMB0.8 billion (US$0.1 billion), compared with RMB1.2 billion as of December 31, 2024, including RMB0.4 billion (US$58.8 million) and RMB0.8 billion from structured funds as of June 30, 2025 and December 31, 2024, respectively, which could only be used to grant new loans and activities.

The delinquency ratio (excluding loans held for sale) for loans originated by the Company increased from 29.7% as of December 31, 2024 to 46.0% as of June 30, 2025. The increase was mainly due to the decrease of outstanding loan principal as of June 30, 2025 resulted from the disposal of non-performing loans.

The NPL ratio (excluding loans held for sale) for loans originated by the Company was 16.9% as of June 30, 2025 compared to 8.5% as of December 31, 2024.

Recent Development

Share Repurchase

On March 16, 2022, the Company’s board of directors authorized a share repurchase program under which the Company may repurchase up to US$20 million of its ordinary shares in the form of American depositary shares (“ADSs”) during a period of up to 12 months commencing on March 16, 2022. On March 16, 2023, the Company’s board of directors authorized to extend the share repurchase program for 12 months commencing on March 16, 2023. On March 16, 2024, the Company’s board of directors authorized to extend the share repurchase program for 24 months commencing on March 16, 2024, and raise the cap of such plan to USD30.0 million, commencing on May 27, 2024. As of June 30, 2025, the Company had repurchased an aggregate of approximately US$18.1 million worth of its ADSs under this share repurchase program.

Conference Call

CNFinance’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on Thursday, August 28, 2025 (8:00 PM Beijing/ Hong Kong Time on the same day).

Dial-in numbers for the live conference call are as follows:

International:	+1-412-902-4272
Mainland China	+86-4001-201203
United States:	+1-888-346-8982
Hong Kong:	+852-301-84992
Passcode:	CNFinance

A telephone replay of the call will be available after the conclusion of the conference call until 11:59 PM ET September 4, 2025

Dial-in numbers for the replay are as follows:

International:	+1-412-317-0088
United States:	+1-877-344-7529
Passcode:	7953352

A live and archived webcast of the conference call will be available on the Investor Relations section of CNFinance’s website at http://ir.cashchina.cn/.

Exchange Rate

The Company’s business is primarily conducted in China and all of the revenues are denominated in Renminbi (“RMB”). This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.1636 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of June 30, 2025. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on June 30, 2025, or at any other rate.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “confident” and similar statements. The Company may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: its goals and strategies, its ability to achieve and maintain profitability, its ability to retain existing borrowers and attract new borrowers, its ability to maintain and enhance the relationship and business collaboration with its trust company partners and to secure sufficient funding from them, the effectiveness of its risk assessment process and risk management system, its ability to maintain low delinquency ratios for loans it originated, fluctuations in general economic and business conditions in China, and relevant government laws, regulations, rules, policies or guidelines relating to the Company’s corporate structure, business and industry. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

About CNFinance Holdings Limited

CNFinance Holdings Limited (NYSE: CNF) (“CNFinance” or the “Company”) is a leading home equity loan service provider in China. CNFinance, through its operating subsidiaries in China, conducts business by connecting demands and supplies through collaborating with sales partners and trust companies under the trust lending model, and sales partners, local channel partners and commercial banks under the commercial bank partnership model. Sales partners and local channel partners are responsible for recommending micro- and small-enterprise (“MSE”) owners with financing needs to the Company and the Company introduces eligible borrowers to licensed financial institutions with sufficient funding sources including trust companies and commercial banks who will then conduct their own risk assessments and make credit decisions. The Company’s primary target borrower segment is MSE owners who own real properties in Tier 1 and Tier 2 cities and other major cities in China. The Company’s risk mitigation mechanism is embedded in the design of its loan products, supported by an integrated online and offline process focusing on risks of both borrowers and collateral and further enhanced by effective post-loan management procedures.

For more information, please contact:

CNFinance

E-mail: ir@cashchina.cn

CNFINANCE HOLDINGS LIMITED

Unaudited condensed consolidated balance sheets

(In thousands, except for number of shares)

	December 31, 2024	June 30, 2025
	RMB	RMB	US$
Assets

Cash, cash equivalents and restricted cash	1,170,386	809,543	113,008
Loans principal, interest and financing service fee receivables	7,545,283	4,560,640	636,641
Allowance for credit losses	678,020	395,800	55,252
Net loans principal, interest and financing service fee receivables	6,867,263	4,164,840	581,389
Loans held-for-sale	3,529,586	3,742,899	522,489
Investment securities	266,929	326,650	45,599
Property and equipment	187,478	183,506	25,616
Intangible assets and goodwill	3,082	3,066	428
Deferred tax assets	131,112	169,666	23,684
Deposits	162,039	112,723	15,736
Right-of-use assets	25,050	11,760	1,642
Guaranteed assets	1,133,291	1,299,336	181,380
Other assets	1,550,899	1,696,373	236,805
	-	-
Total assets	15,027,115	12,520,362	1,747,775

Liabilities and shareholders’ equity

Interest-bearing borrowings
Borrowings under agreements to repurchase	1,669,232	2,225,267	310,635
Other borrowings	5,933,287	3,076,310	429,436
Accrued employee benefits	15,337	12,966	1,810
Income taxes payable	199,759	223,004	31,130
Deferred tax liabilities	73,422	74,225	10,361
Lease liabilities	21,390	12,236	1,708
Credit risk mitigation position	1,370,674	1,283,562	179,178
Other liabilities	1,686,455	1,581,599	220,783
	-	-
Total liabilities	10,969,556	8,489,169	1,185,042
	-	-
Ordinary shares (USD0.0001 par value; 3,800,000,000 shares authorized; 1,559,576,960 shares issued and 1,371,643,240 shares outstanding as of December 31, 2024 and June 30, 2025, respectively	917	917	128
Treasury stock	(122,898)	(122,898)	(17,156)
Additional paid-in capital	1,046,619	1,046,619	146,102
Retained earnings	3,141,741	3,114,561	434,776
Accumulated other comprehensive losses	(8,821)	(8,006)	(1,118)
Total shareholders’ equity	4,057,559	4,031,193	562,733
Total liabilities and shareholders’ equity	15,027,115	12,520,362	1,747,775

CNFINANCE HOLDINGS LIMITED

Unaudited condensed consolidated statements of comprehensive income

(In thousands, except for earnings per share and earnings per ADS)

	Six months ended June 30
	2024	2025	2025
	RMB	RMB	US$
Interest and fees income

Interest and financing service fees on loans	834,101	380,218	53,076
Interest income charged to sales partners	83,089	32,567	4,546
Interest on deposits with banks	9,300	2,868	400

Total interest and fees income	926,490	415,653	58,023

Interest expenses on interest-bearing borrowings	(401,738)	(271,727)	(37,932)

Total interest and fees expenses	(401,738)	(271,727)	(37,932)

Net interest and fees income	524,752	143,926	20,091

Net revenue under the commercial bank partnership model	58,390	1,941	271

Collaboration cost for sales partners	(159,171)	(48,926)	(6,830)
Net interest and fees income after collaboration cost	423,971	96,941	13,532

Provision for credit losses	(170,751)	(31,250)	(4,362)

Net interest and fees income after collaboration cost and provision for credit losses	253,220	65,691	9,170

Realized gains / (losses) on sales of investments,net	1,150	(4,125)	(576)
Net losses on sales of loans	(1,754)	(20,491)	(2,860)
Other gains,net	11,056	8,921	1,245

Total non-interest income	10,452	(15,695)	(2,191)

Operating expenses
Employee compensation and benefits	(86,926)	(52,852)	(7,378)
Taxes and surcharges	(12,023)	(6,831)	(954)
Operating lease cost	(8,780)	(4,136)	(577)
Other expenses	(96,954)	(37,605)	(5,249)

Total operating expenses	(204,683)	(101,424)	(14,158)
Income before income tax expense	58,989	(51,428)	(7,179)
Income tax (expense)/benefit	(11,049)	11,056	1,543

Net income	47,940	(40,372)	(5,636)

Earnings / (loss) per share
Basic	0.04	(0.03)	(0.004)
Diluted	0.04	(0.03)	(0.004)
Earnings per ADS(1 ADS equals 20 ordinary shares)
Basic	0.70	(0.59)	(0.08)
Diluted	0.70	(0.63)	(0.09)

Other comprehensive Income
Foreign currency translation adjustment	5,980	815	114
Comprehensive income	53,920	(39,557)	(5,522)
Less:net income attributable to non-controlling interests	-
Total comprehensive income attributable to ordinary shareholders	53,920	(39,557)	(5,522)